

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

March 16, 2006

Michael Jordan Friedman, President
Fresh Harvest Products Inc.
3163 Kennedy Boulevard
Jersey City, NJ 07306

> **Re:** **Fresh Harvest Products, Inc.**
> **Form 8-K Item 4.01**
> **Filed February 27, 2006**
> **File No. 0-51390**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 27, 2006

1. You currently state that you accepted Gately's resignation as of February 21, 2006. Revise to disclose the precise date that Gately resigned.

2. Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant's report on the financial statements for either of the past two years, or such shorter period that the issuer was in existence, contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse

opinion, disclaimer of opinion, modification or qualification. Please revise accordingly.

3.   In Part (a)(2), you state you are in the process of engaging new auditors. As the result of a recapitalization, the two accountants who audited the financial statements of the accounting acquirer and acquiree are considered the predecessor and successor accountants and each accountant's status depends on which accountant will continue to be associated with the entity immediately after the merger. Since Gately resigned and Moore & Associates audited the premerger financial statements of Fresh Harvest, you are considered to have "engaged" Moore & Associates as your new accountant. Accordingly, please revise your filing to provide the disclosures required by Item 304(a)(2) of Regulation S-B. When you engage another accountant, you will have to file another Item 4.01 8-K to report the termination of Moore & Associates and the engagement of the new accountant.

4.   Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures in your revised Form 8-K, or the extent to which the accountant does not agree.

General

5.   Please note for future filings under the Exchange Act that your correct file number is 0-51390.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call Babette Cooper at (202) 551-3396.

                                Sincerely,

                                Babette Cooper
                                Staff Accountant